UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	April 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.
(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

    Exhibit 99.1  – April  6, 2010 Press Release

    Exhibit 99.2  - April 13, 2010 Press Release

    Exhibit 99.3  - April 13, 2010 Material Change Report

    Exhibit 99.4  - April 27, 2010 Press Release

    Exhibit 99.5  - May  5, 2010 Press Release

    Exhibit 99.6  – Preliminary Short-Form Prospectus, dated 3/17/2010

    Exhibit 99.7  - Agency Underwriting Agreement, dated 3/17/2010

    Exhibit 99.8  – Final Short-Form Prospectus, dated 4/6/2010

    Exhibit 99.9  – Auditor’s Consent Letter, dated 4/6/2010

    Exhibit 99.10 – Consent of McCullough O’Connor Irwin LLP, dated 4/6/2010

    Exhibit 99.11 – Consent of Baker & McKenzie LLP, dated 4/6/2010

    Exhibit 99.12 – Consent of Alan C. Noble, dated 4/6/2010

    Exhibit 99.13 – Consent of James G. Clark, dated 4/6/2010

    Exhibit 99.14 – Consent of Donald E. Ranta, dated 3/15/2010

    Exhibit 99.15 – Consent of Donald E. Ranta, dated 4/6/2010

    Exhibit 99.16 – Consent of Koffman Kalef LLP, dated 4/6/2010

    Exhibit 99.17 – Consent of Mark T. Brown, dated 3/15/2010

    Exhibit 99.18 – Consent of Gregory McKelvey, dated 3/15/2010

    Exhibit 99.19 – Consent of M. Norman Anderson, dated 3/23/2010

    Exhibit 99.20 – Consent of Norman W. Burmeister, dated 3/15/2010

    Exhibit 99.21 – Consent of Winnie Wong, dated 3/15/2010

    Exhibit 99.22 – Consent of Stephen Quin, dated 3/15/2010

    Exhibit 99.23 – Undertaking Regarding Fees, 4/6/2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834 (Registrant)

Date: May 05, 2010	/s/ Winnie Wong
Winnie Wong, Corporate Secretary